UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CNET Networks, Inc.
(Name of Company)

Common Stock
(Title of Class of Securities)

12613R104
(CUSIP Number of Class of Securities)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention: Richard Gashler, General Counsel
212-603-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2008
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12613R104	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,136,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,136,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,136,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,470,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,470,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,136,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,136,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH RREPORTING PERSON 3,136,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,136,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,136,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,136,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12613R104	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,470,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,470,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12613R104	Page 10 of 13 Pages

The Schedule 13D filed on January 10, 2008, as amended by Amendment No. 1 filed on January 15, 2008 (the "Schedule 13D") by Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company ("CGSH"); and Thomas E. Sandell ("Sandell") (collectively referred to herein as the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D. This Amendment No. 2 also constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further updates or amendments to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

The second paragraph of Section (a) of Item 2 of the Schedule 13D is hereby amended as follows:

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the Termination Agreement, dated June 18, 2008 (the "Sandell Termination Agreement"), terminating the Agreement, dated January 4, 2008, between JANA Partners LLC and SAMC (the "January 4 Agreement"), as more fully described in Item 4, the Reporting Persons should no longer be deemed to be a "group" with the Other Group Members and their affiliates for purposes of the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under such Reporting Persons' management and control. The securities reported herein as being beneficially owned by each of the Reporting Persons do not include any securities held by the Other Group Members or any other person or entity other than the various accounts under each Reporting Persons' management and control.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following paragraphs immediately preceding the last paragraph thereof:

In view of the proposed acquisition of the Issuer by Ten Acquisition Corp., a wholly-owned subsidiary of CBS Corporation, and the likelihood that this transaction will be completed regardless of any action taken by the Reporting Persons prior to the Issuer's next annual meeting of stockholders, the Reporting Persons have ceased to pursue the conduct of a proxy contest regarding the Issuer.

On June 18, 2008, SAMC and JANA entered into the Sandell Termination Agreement, terminating the parties' respective obligations under the January 4 Agreement. This description of the Sandell Termination Agreement is a summary only and is qualified by reference to the Sandell Termination Agreement, a copy of which is filed as Exhibit II to this Schedule 13D and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Sections (a), (c) and (e) of Item 5 of the Schedule 13D are hereby amended as set out below, and the last sentence of section (b) of Item 5 of the Schedule 13D is hereby deleted.

CUSIP No. 12613R104	Page 11 of 13 Pages

(a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 3,136,402 Shares held by Castlerigg Master Investments, representing approximately 2.1% of the outstanding Shares. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 333,598 Shares held by CGS, representing approximately 0.2% of the outstanding Shares. The Reporting Persons as a group collectively beneficially own an aggregate of 3,470,000 Shares, representing approximately 2.3% of the outstanding Shares. The percentages used herein are based upon the 152,344,141 Shares reported to be outstanding as of April 24, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 2, 2008.

By virtue of SAMC's entry into the Sandell Termination Agreement, terminating the January 4 Agreement, the Reporting Persons should no longer be deemed to be a "group" with the Other Group Members and their affiliates for purposes of the Act, and accordingly the Reporting Persons should no longer deemed to have beneficial ownership of any Shares beneficially owned by the Other Group Members.

(c) There have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on June 18, 2008, the date on which SAMC entered into the Sandell Termination Agreement.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first sentence of Item 6 of the Schedule 13D is hereby amended as follows:

As more fully described in Item 4 and Item 5 herein, on June 18, 2008 SAMC and JANA entered into the Sandell Termination Agreement, as a result of which the Reporting Persons should no longer be deemed to be a "group" with the Other Group Members.

The second and fourth sentences of Item 6 of the Schedule 13D are hereby amended as follows:

The Reporting Persons currently have contractual agreements with 2 credit counterparties: Deutsche Bank and BNP Paribas, with regard to cash-settled equity swaps (the "Sandell Swaps") that reference Shares.

Sandell Swaps have reference prices ranging from $6.9570 to $9.0768 and expiration dates ranging from April 20, 2009 to January 4, 2013.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBIT II	Sandell Termination Agreement

CUSIP No. 12613R104	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

CASTLERIGG MASTER INVESTMENTS LTD.
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

CASTLERIGG GLOBAL SELECT FUND LIMITED
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

CUSIP No. 12613R104	Page 13 of 13 Pages

CGS, LTD.
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD.
By:	Sandell Asset Management Corp.,
as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell,
Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell